April 9, 2010

Timothy Buzby
Chief Financial Officer
Federal Agricultural Mortgage Corporation
1133 Twenty-First Street, N.W.
Washington, D.C. 20036

Re: Federal Agricultural Mortgage Corporation
   Form 10-K for December 31, 2008
   File Number 1-14951

Dear Mr. Buzby:

This is to advise you that we have completed our review of the above materials and have no further comment.

Please direct any questions to David Lyon at 202-551-3421, or to me at 202-551-3434.

Sincerely,

Michael Clampitt
Senior Attorney